UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 25, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

SIGNATURES

This Form 6-K consists of the presentation materials related to the Third Quarter 2011 Results of UBS AG, which appears immediately following this page.

Third quarter 2011 results October 25, 2011 Third quarter 2011 results

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for third quarter 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Key messages CHF 1.0 billion net profit in a very challenging quarter for both the industry and the bank ? Positive net new money in our wealth management businesses ? Our FX business in the Investment Bank performed well The implementation of our cost reduction program is on track ? We remain vigilant on costs Our capital, liquidity and funding positions are sound ? Basel 2 tier 1 ratio improved to 18.4%, stable risk-weighted assets ? Tangible book value up 11% quarter-on quarter We are preparing for the future ? Significant reduction in residual risk exposures

Market environment

FX rates



YoY¹
USD / CHF ↓ 20%
EUR / CHF ↓ 13%
GBP / CHF ↓ 17%
QoQ¹
USD / CHF ↓ 5%
EUR / CHF ↓ 7%
GBP / CHF ↓ 7%
1.9
1.7
1.5
1.3
1.1
0.9
0.7
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
USD / CHF
EUR / CHF
GBP / CHF

CDS spreads



500
400
300
200
100
0
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
European Banks
UBS

Equity market performance



1.1.10 = 100
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
SMI
SPX
FTSE 100
MSCI World

Volatility



60
50
40
30
20
10
0
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
VDAX
VIX
Euro Stoxx 50 Volatility Index

UBS

1 Source: Bloomberg. Based on average FX rates for the quarter

3

Group revenues and net profit Eight consecutive quarters of net profit Group revenue and cost / income ratio Net profit attributable to shareholders Group revenue Cost / income ratio (CHF billion) (CHF billion)

3Q11 results Gains on own credit and the sale of the strategic investment portfolio more than offset losses from the unauthorized trading incident and restructuring charges 1 Total loss of CHF 1,951 million (USD 2,229 million) due to unauthorized trading activity (CHF 1,849 million P&L and CHF 102 million foreign currency translation loss recognized directly in equity). The partial reflection of economic losses directly in equity is required under applicable accounting standards 2 Restructuring charges for the cost reduction program announced in July 2011 totaled CHF 394 million in 3Q11. 3Q11 also included the reversal of prior restructuring related provisions of CHF 6 million in Wealth Management Americas 1 2

Impact of currency movements on UBS results

The strengthening of the Swiss franc over the last year has significantly affected our revenues and profits

Sensitivity to currency movements on reported results in Swiss francs

			Effect on reported results QoQ[1]	Effect on reported results YoY[1]
Wealth Management	Revenues	~80% of invested assets in non-CHF	-	-
	Costs	Majority of costs in CHF	+	+
	Pre-tax profit	**Significant impact**	-	-
Wealth Management Americas	Revenues	Almost all revenues in USD	-	-
	Costs	Vast majority of costs in USD	+	+
	Pre-tax profit	**Mainly translation effect**	-	-
Global Asset Management	Revenues	~75% of invested assets in non-CHF	-	-
	Costs	Costs broadly match revenue currencies	+	+
	Pre-tax profit	**Limited impact**	-	-
Investment Bank	Revenues	Vast majority of revenues in USD /EUR / GBP	-	-
	Costs	Costs broadly matching revenue currencies	+	+
	Pre-tax profit	**Limited impact**	-	-
Capital and balance sheet	B/S & RWAs	Majority of assets in USD	-	+
	Capital	Partially hedged to mitigate currency impact	+	-

1 Based on average FX rates for the quarter for divisional revenues and profit margins and spot FX rates for capital and balance sheet

UBS

6

3Q11 operating expenses Expenses were reduced significantly Personnel costs excluding restructuring charges decreased by CHF 420 million Lower salary costs and reduced variable compensation Majority of variable compensation costs related to the amortization of prior years' awards Non-personnel costs excluding restructuring charges decreased by CHF 57 million Lower litigation provisions Lower IT costs Lower travel & entertainment expenses 1 Adjusted for restructuring charges and UK Bank Payroll Tax 2 Includes the amortization of prior years' awards Operating expenses (adjusted)1 Non-personnel expenses (CHF million) (4%) (11%) (9%) Other personnel expenses Financial advisor compensation (WMA) Variable compensation2 Salaries Non-personnel costs Personnel expenses

Cost reduction program – update

The implementation of our cost reduction program is on track

Staff reductions (~3,500 FTE)

Restructuring charges (~CHF 550 million)



10%
10%
45%
35%
5%
10%
55%
30%
Investment Bank
WM&SB
Global AM
WMA

- Largest share of staff reductions in the Investment Bank
- Approximately 45% of staff reductions related to the Corporate Center functions allocated to the business divisions
- Financial / client advisors are not affected
- Total expected restructuring charges still estimated at ~CHF 550 million
  - Personnel ~CHF 400 million
  - Real estate ~CHF 150 million

3Q11 restructuring charges[1]

(CHF million)	WM	R&C	WMA	Global AM	IB	CC	Total
Personnel	65	20	7	6	154	2	253
Non-personnel	20	4	6	6	85	15	135
Total	**85**	**24**	**13**	**12**	**238**	**16**	**387**

UBS

1 Restructuring charges for the cost reduction program announced in July 2011 totaled CHF 394 million in 3Q11. 3Q11 also included the reversal of prior restructuring related provisions of CHF 6 million in Wealth Management Americas

8

3Q11 tax

Net tax benefit of CHF 40 million, mainly as a result of the recognition of additional deferred tax assets

Tax expense / (benefit)



(CHF million)
309
184
11
(131)
(413)
(40)
A
B
C
D
E

A	Swiss deferred tax expenses with respect to the amortization of previously recognized DTA
B	Tax charge relating to re-measurement of the value of Swiss DTA
C	Other current net tax expenses in respect of 3Q11 taxable profits
D	Tax benefit arising from the unauthorized trading incident
E	Tax benefits arising from the write-up of DTA for US tax losses incurred in previous years

UBS

9

Our global wealth management business is unrivaled

Continued progress despite market uncertainty

Invested assets 30.9.11
CHF 1,371 billion

UBS WM Americas


651
720

UBS Wealth Management

WM + WMA

	9M10	9M11	
Pre-tax profit[1] (CHF million)	1,989	2,258	• Total profits up despite challenging markets
Net new money (CHF billion)	(21.6)	30.7	• NNM inflows in UHNW, Asia Pacific, emerging markets and the US
Advisors	10,931	11,165	• Improved retention rates and successful targeted recruiting

1 Excluding restructuring charges, gains from the sale of the strategic investment portfolio in 3Q11 (WM) and 3Q10 provision related to an arbitration matter (WMA)

UBS
10

(CHF million) Wealth Management Operating income and pre-tax profit Positive net new money for the fifth consecutive quarter Net new money Revenues included CHF 433 million of gains on the sale of the strategic investment portfolio and were affected by seasonally lower client activity and adverse market conditions Costs broadly unchanged when adjusted for restructuring charges of CHF 85 million Selectively hired client advisors, primarily in strategic growth regions (CHF billion) CHF 3.8 billion net new money Continued strong net inflows in Asia Pacific, emerging markets and UHNW globally Net outflows in European onshore business, mainly reflecting outflows of CHF 1.5 billion related to a past acquisition in Germany 1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million) 2 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million) and restructuring charges 2,178 Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted)2 1

Wealth Management - operating income Revenues benefited from gains on the sale of the strategic investment portfolio Interest Recurring fees Trading Other income (CHF million) Invested assets (CHF billion) Transaction-based fees Credit loss (expense) / recovery 1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million) 2 Net fee and commission income was reduced by the reclassification of CHF 51 million from revenues related to the Investment Products & Services unit to net trading income 2,178 2 2

Wealth Management - gross margin1 (bps) 1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes valuation adjustments on a property fund of CHF 27 million in 3Q11, CHF 17 million in 2Q10 and CHF 28 million in 1Q10 2 Adjusted for gain on the sale of strategic investment portfolio (CHF 433 million) 3 Net fee and commission income was reduced by the reclassification of CHF 51 million from revenues related to the Investment Products & Services unit to net trading income Mandates The proportion of assets invested in mandates decreased slightly Pricing Ongoing pricing realization and price grid realignment efforts Brokerage Strong client activity in the first half of August but slower thereafter Lending Lending balances increased quarter-on- quarter, mainly due to currency Interest Fees Trading / other Stable gross margin Gain on the sale of strategic investment portfolio Adjusted for reclassification3 2 bps (4) bps 2 bps

4 Wealth Management - invested assets and NNM by region1 30.9.11 invested assets CHF 720 billion 1 Invested assets and net new money based on client domicile. Invested assets and net new money for "Swiss wealth management" and "International wealth management" as shown in UBS's quarterly report are based on an organizational view. Net new money and invested assets for certain clients domiciled in Switzerland but served by businesses such as Financial Intermediaries or Global Family Office are reported under "International wealth management" in UBS's quarterly report 2 Includes Western Europe and all other countries not covered elsewhere 3 Net new money for "Swiss wealth management" as reported in the 3Q11 report was CHF (0.1) billion in 3Q11 and CHF 2.3 billion in 9M11 4 LatAm, Middle East & Africa and Central & Eastern Europe & Turkey 3Q11 NNM CHF 3.8 billion 273 154 158 135 292 Europe2 Asia Pacific Switzerland1,3 Emerging markets4 o/w UHNW (0.9) 1.8 (0.6) 3.5 4.2 9M11 NNM CHF 20.5 billion (3.4) 8.9 6.7 8.3 16.3

Wealth Management Americas Reported revenues increased 1% USD revenues grew 2% on higher net interest and trading income Realized gains on available-for-sale portfolio of CHF 31 million in 3Q11 compared with CHF 25 million in 2Q11 Cost / income ratio stable at 89% CHF 13 million net restructuring costs Financial advisor attrition levels improved to new lows CHF 4.0 billion net new money CHF 8.0 billion NNM including dividends and interest "Same store"2 NNM positive for the seventh consecutive quarter 1 Adjusted for restructuring charges and 3Q10 provision related to an arbitration matter 2 Financial advisors with UBS for more than 12 months (CHF billion) Operating income and pre-tax profit Continued to build on a successful track record (CHF million) Net new money Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted)1

Wealth Management Americas - operating income (USD) Increased net interest and trading income YoY +16% Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery (USD million) QoQ +2%

Wealth Management Americas - FA productivity (USD) Continuing to execute our focused strategy Invested assets per FA Achieved #1 position in revenue per FA vs. US peers #1 in invested assets per FA vs. US peers Revenue per FA, annualized (USD thousand) (USD million)

Investment Bank Unauthorized trading incident and restructuring charges contributed to a loss 1 Own credit on financial liabilities designated at fair value (CHF 1,765 million gain in 3Q11) 2 Unauthorized trading incident in 3Q11 (CHF 1,849 million negative revenues) 3 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters Operating income excluding own credit1 and unauthorized trading incident2 Pre-tax profit Excluding own credit1, unauthorized trading incident2 and restructuring charges (18%) (32%) (million) (million) CHF USD3 895 1,240 750 860 1,353 801 418 484 256 2,207 3,094 1,800 3Q10 2Q11 3Q11 904 1,054 630 869 1,150 673 422 410 215 2,229 2,630 1,512 3Q10 2Q11 3Q11 401 (19) (328) (406) 376 (650) 3Q10 2Q11 3Q11 As reported Equities FICC IBD Credit loss (expense) / recovery (CHF million)

Equities revenues (vs. 3Q10)1 YoY comparison in USD terms2 Cash, (5%) Stable market share Similar levels of commission revenues Weaker trading revenues in difficult environment Derivatives, (55%) Trading losses in volatile market conditions Prime services, +12% Improvement across most product lines Resilient performances in cash and prime services in highly volatile markets (16%) (30%) Cash Derivatives Prime services Other (million) (million) CHF USD2 365 468 346 265 409 118 267 333 299 (3) 31 (13) 895 1,240 750 3Q10 2Q11 3Q11 369 398 291 268 348 99 270 283 251 (3) 26 (11) 904 1,054 630 3Q10 2Q11 3Q11 1 Excluding the impact of the unauthorized trading incident in 3Q11 (CHF 1,849 million negative revenues) 2 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters

FICC revenues (vs. 3Q10) YoY comparison in USD terms1 Macro, +176% FX: revenues more than doubled on high volatility and good client flows Rates: improved revenues, particularly in derivatives and short-term interest rates Credit, (N/M) Mark-to-market losses on trading positions in difficult environment Positive contribution from corporate lending and structured credit Emerging markets, (N/M) Lower client activity and market driven trading losses Other, N/M DVA gains of CHF 0.4 billion CVA losses of CHF 0.2 billion net of hedges Positive contribution from commodities Strong performance in Macro (7%) (23%) (million) (million) CHF USD1 Macro Credit Emerging Markets Other 288 636 472 116 79 795 581 (186) (54) 166 (126) 245 801 1,353 860 3Q10 2Q11 3Q11 291 541 401 117 67 668 587 (156) (45) 141 (127) 206 673 1,150 869 3Q10 2Q11 3Q11 1 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters

Investment banking revenues (vs. 3Q10) YoY comparison in USD terms1 Advisory, +9% Market share gains on subdued market activity Equities capital markets, +61% Market share gains Fixed income capital markets, (19%) Reduced revenues in leveraged finance Other, (N/M) Increased risk management charges reflects full allocation of costs to IBD since 1Q11 Overall UBS fee-based market share2 broadly unchanged at 3.6% vs. 3Q10 M&A 4.4% vs. 4.1% ECM 4.8% vs. 3.9% DCM 3.8% vs. 3.8% GSF 2.0% vs. 3.0% Combined advisory and capital market revenues up 4% in USD terms 1 USD revenues based on CHF revenues and quarterly average FX rates for the respective quarters 2 Source: Dealogic as of 6 October 2011 +4% (14%) (million) (million) CHF USD1 Advisory Equity capital markets Fixed income capital markets Other 418 482 256 422 410 215 219 278 239 89 187 143 269 249 217 (159) (232) (343) 577 714 599 3Q10 2Q11 3Q11 221 236 201 90 159 120 272 212 182 (161) (197) (288) 583 607 503 3Q10 2Q11 3Q11

Global Asset Management Lower operating income Decrease in net management fees driven by currency and market valuations Lower performance fees Operating expenses decreased CHF 16 million despite CHF 12 million restructuring charges Personnel costs reduced by CHF 18 million Non-personnel expenses stable Net new money inflows from third parties for the seventh consecutive quarter (CHF million) NNM by channel - money market (CHF billion) CHF 79 million pre-tax profit Operating income and pre-tax profit 1 Adjusted for restructuring charges WM businesses Third party NNM by channel - excluding money market (CHF billion) Total Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted)1

Retail & Corporate (CHF million) Progress in cost control contributed to stable pre-tax result1 Operating income included: Gains on the sale of the strategic investment portfolio contributed CHF 289 million Credit loss expenses of CHF 81 million including a CHF 73 million collective loan loss provision booked in relation to the Swiss corporates clients' exposures to the strong Swiss franc Progress in cost control masked by restructuring charges of CHF 24 million Operating income (CHF million) Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery 1 Adjusted for the gain on sale of the strategic investment portfolio (CHF 289 million / 3Q11) and restructuring charges 2 Adjusted for the gain on sale of the strategic investment portfolio (CHF 289 million) 1,218 1 1,218 2 Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted)1 Operating income and pre-tax profit

Retail & Corporate Continued positive trend in deposits Growth in client deposits; maintained discipline on deposit interest rates Deposits exceed loans by CHF 70 billion for WM&SB overall Structural pressure on net interest margin remains (low interest rate environment, competitive pricing pressure) Loans and deposits (CHF billion) Net interest margin1 1 Net interest income (annualized) / average loans

Loans, gross (30.9.11) 100% = CHF 137 billion Well diversified across regions and counterparties in Switzerland; 88% of loans granted on a secured basis ? > 99% of loans with LTV1 lower or equal to 80% ? Average LTV1 of 60% ? 99% covered by Swiss properties ? > 98% of loans with LTV1 below or equal to 80% ? Average LTV1 of 55% ? 100% covered by Swiss properties Secured by residential property Secured by commercial / industrial property ? Nearly 30% of loans to public authorities ? Leasing business represents 15% of exposures Unsecured ? 80% collateralized by deposits, lombard collateral, guarantees and insurance policies with surrender value ? Lombard loans: average LTV1 of 52%, daily monitoring and margin calls Secured by securities Retail & Corporate - loan portfolio 1 Loan to value 3% 14% 12% 71%

CHF 209 million loss from the revaluation of UBS's option to acquire the SNB StabFund's equity Option fair value CHF 1.7 billion (USD 1.9 billion) on 30.9.11 CHF 78 million gain from the sale of property in Switzerland Treasury income after allocations to the business divisions was CHF 35 million Operating expenses not allocated to the business divisions totaled CHF 55 million Corporate Center Revaluation of UBS's option to acquire the SNB StabFund's equity: contribution to UBS results (CHF million) Pre-tax loss of CHF 160 million

Capital position Basel 2 tier 1 capital increased to CHF 38.1 billion Basel 2 risk-weighted assets increased slightly to CHF 207 billion RWAs would have decreased without the unauthorized trading incident Unauthorized trading incident resulted in CHF 11.4 billion increase in market risk RWAs; this effect will reverse during 4Q11 Operational risk RWAs of CHF 49.3 billion will increase in 4Q11 due to the unauthorized trading incident Basel 2.5 tier 1 ratio of 13.2% (CHF billion) Basel 2 tier 1 capital ratio increased to 18.4%, stable risk-weighted assets Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) Basel 2

Balance sheet development 1 Including cash collateral on derivative transactions 2 Including financial liabilities designated at fair value 3 Percentages based on total balance sheet size excluding negative replacement values (CHF billion) Total excl. PRVs CHF 910 billion Assets Liabilities and equity Total excl. NRVs CHF 919 billion (CHF billion) 2,3 3 1 1 Stable funded balance sheet as reduction in trading assets was offset by higher balances at central banks

Significant reduction in our risk exposures 1.5 5.7 Rated below BB- Rated BB- or above Basel 3 RWAs CHF billion 16.6 1.3 (USD billion) Student loan auction rate securities inventory + buyback commitment Exposure to monoline insurers1 SL ARS buyback commitment (par value) SL ARS inventory (carrying value) Fair value of CDSs after CVA Credit valuation adjustment Fair value of underlying assets (USD billion) Fair value of CDS2 after CVA3 of USD 1.0 billion 1 Excludes the benefit of credit protection purchased from unrelated third parties 2 Credit default swaps 3 Credit valuation adjustments Sum = notional amount

Exposures to selected European countries not rated AAA / Aaa1 1 Refer to pages 44-45 of UBS's 3Q11 report for more information 2 Includes central governments, agencies and central banks 3 Net of credit protection bought 4 The majority of the Ireland exposures relates to funds and foreign bank subsidiaries The majority of our net exposures relates to traded products and tradable assets

IFRS equity attributable to UBS shareholders 30.6.11 Foreign currency translation (OCI)2 30.9.11 Deferred tax effect on equity items (share premium) Cash flow hedges (OCI)2 Net profit Employee share and share option plans (share premium) Financial investments available-for- sale (OCI)2 (CHF million) Acquisition / disposition of treasury shares 1 Tangible book value increased CHF 4,018 million from CHF 38,406 million on 30.6.11 to CHF 42,424 million on 30.9.11 2 Net of tax. Total income tax expense recognized in OCI was CHF 393 million in 3Q11 Significant increase in book and tangible book value CHF 30.6.11 30.9.11 Change Book value per share 12.54 13.85 +10% Tangible book value per share 10.19 11.34 +11% Equity attributable to UBS shareholders Other 51,817 371 (84) 47,263 1,018 1,410 178 1,486 (218) 394 4,554 1

Key messages CHF 1.0 billion net profit in a very challenging quarter for both the industry and the bank ? Positive net new money in our wealth management businesses ? Our FX business in the Investment Bank performed well The implementation of our cost reduction program is on track ? We remain vigilant on costs Our capital, liquidity and funding positions are sound ? Basel 2 tier 1 ratio improved to 18.4%, stable risk-weighted assets ? Tangible book value up 11% quarter-on quarter We are preparing for the future ? Significant reduction in residual risk exposures

Appendix

Invested assets Wealth Management Wealth Management Americas Global Asset Management Retail & Corporate

Core tier 1 capital and RWAs (Basel 2) 1 30.9.11 includes IFRS deferred tax assets on net operating losses of CHF 8,191 million; 30.9.11 deferred pension expenses CHF 3,279 million 2 Includes changes in deduction items 3 Adjusted for FX effect Core tier 1 capital1 Risk-weighted assets 3 3 3 3 (CHF billion) (CHF billion) 2

Capital position - Basel 2.5 Basel 2.5 RWAs of CHF 284 billion for the Group Basel 2.5 tier 1 capital of CHF 37.5 billion Tier 1 deduction of CHF 0.6 billion due to additional deduction for low-rated securitization exposures Pro-forma Basel 2.5 tier 1 ratio of 13.2% on 30.9.11 VaR (4) Stressed VaR 37 IRC1 26 CRM2 14 Securitizations3 3 1 Incremental risk charge (default and migration risk of the issuer portfolio) 2 Comprehensive risk measurement (correlation trading) 3 Includes re-securitizations for trading and banking book securitizations

125% coverage CHF 66 billion surplus CHF 99 billion collateral surplus Asset funding - 30 September 2011 Assets Liabilities and equity Cash, balances with central banks and due from banks 105 Loans 266 Trading portfolio assets 206 Cash collateral on securities borrowed and reverse repurchase agreements 188 Other assets (incl. net RVs) 111 Due to banks 38 Customer deposits 332 Demand deposits 133 Fiduciary deposits 28 Time deposits 62 Retail savings / deposits 109 Trading portfolio liabilities 48 Money market paper issued 64 Total equity 56 Other liabilities 137 Cash collateral on securities lent and repurchase agreements 89 Financial investments AFS 42 Bonds and notes issued 155 Financial liabilities designated at fair value 84 Held at amortized cost 70 (CHF billion)

Funding sources by currency - 30 September 2011 42% USD1 CHF 326 billion 23% EUR1 CHF 178 billion 22% CHF1 CHF 168 billion 14% other1 CHF 109 billion 1 In % of total funding on the balance sheet (CHF 781 billion) comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage 2 Comprises cash collateral payable on derivatives and prime brokerage payables Interbank Money market paper issued Repos Customer deposits Bonds and notes issued Cash margin2 Customer deposits represent a significant source of funding in all major currencies (CHF billion)

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 25, 2011